Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400 Fax: 949/673-4525

April 25, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Amendment No. 7 to Form S-1

Filed February 14, 2014

File No. 333-184910

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form S-1 for First Rate Staffing Corporation (the “Company”). As discussed, the Company in simultaneously filing a request for acceleration of the effective date of the Form S-1, and we request that the Form S-1 be declared effective at the close of business at 5:00 p.m. Eastern time on Friday, May 2, 2014.

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated February 14, 2014 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. Please update the financial statements and other financial information to include the audited financial statements for the year ended December 31, 2013, as required by Rule 8-08 of Regulation S-X.

Response: The Company is including in the attached amended Form S-1 financial statements for the year ended December 31, 2013. The Company also recently filed its Form 10-K, which included audited financial statements as of and for the year ended December 31, 2013.

Recent Developments – Entry into Agreement to Acquire Certain Assets, page 7

2. We note that you entered into an agreement to purchase all the assets of Loyalty Staffing Services for an aggregate purchase price of $1,500,000. Tell us how you applied the guidance in Rule 8-04 of Regulation S-X in evaluating whether you are required to include audited financial statements of Loyalty Staffing Services, and pro forma financial information reflecting this acquisition as required by Rule 8-05 of Regulation S-X. It appears that this acquisition is significant at the greater than 50% level based on the purchase price.

Response: On February 11, 2014, the Company entered into a business combination to acquire 100% of Loyalty Staffing Services. In accordance with RegS-X.T.Rule3-05b(4)(ii), the Company plans to furnish in the near future required financial statements and pro-forma information specified by Article 11 of this chapter under cover of Form 8-K.

Exhibit 23.1 Consent of Accountants

3. Considering the recent development of your agreement to purchase all the assets of Loyalty Staffing Services, please ask your auditors to provide an updated consent.

Response: The Company has amended its filing to include an updated consent issued by the Company’s auditors.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates

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